May 14, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christopher Bellacicco and Lauren Hamilton

Re:	Blackstone Secured Lending Fund
Form N-14, File No. 333-251384

Ladies and Gentlemen:

On May 14, 2021, Blackstone Secured Lending Fund (the “Company”) filed a Registration Statement on Form N-14 (as amended, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) in accordance with the Securities Act of 1933, as amended.

The securities covered by the Registration Statement will be issued in an exchange offer to be conducted by the Company. Attached is a letter from the Company indicating its reliance on the no-action letters issued to Exxon Capital Holdings Corporation (publicly available May 13, 1988), Morgan Stanley & Co. Incorporated (publicly available June 5, 1991) and Shearman & Sterling (publicly available July 2, 1993).

Please do not hesitate to call me at (202) 636-5592, Rajib Chanda at (202) 636-5543 or Benjamin Wells at (212) 455-2516 with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Steven Grigoriou

cc:	Rajib Chanda, Simpson Thacher & Bartlett LLP
Benjamin Wells, Simpson Thacher & Bartlett LLP

BLACKSTONE SECURED LENDING FUND

c/o Blackstone Credit BDC Advisors LLC

345 Park Avenue, 31st Floor

New York, New York 10154

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re: Blackstone Secured Lending Fund Exchange Offer

Ladies and Gentlemen:

In connection with the offer (the “Exchange Offer”) being made by Blackstone Secured Lending Fund (the “Company”) to issue registered (a) 3.650% Notes due 2023, (b) 3.625% Notes due 2026 and (c) 2.750% Notes due 2026 (collectively, the “Exchange Notes”) in exchange for its outstanding (i) 3.650% Notes due 2023 that were issued in a transaction not requiring registration under the Securities Act of 1933, as amended (the “1933 Act”), on July 15, 2020, (ii) 3.625% Notes due 2026 that were issued in transactions not requiring registration under the 1933 Act on October 23, 2020 and December 1, 2020 and (iii) 2.750% Notes due 2026 issued in transactions not requiring registration under the 1933 Act on March 16, 2021 and April 27, 2021 (collectively, the “Restricted Notes”), respectively, pursuant to the prospectus contained in the Company’s Registration Statement on Form N-14 filed with the Securities and Exchange Commission (the “Commission”) on May 14, 2021 and the related letter of transmittal, this letter confirms the following:

(1) The Company is registering the Exchange Offer in reliance upon the position of the Staff of the Commission set forth in the no-action letters issued to: (i) Exxon Capital Holdings Corporation (available May 13, 1988); (ii) Morgan Stanley & Co. Incorporated (available June 5, 1991); and (iii) Shearman & Sterling (available July 2, 1993) (together, the “No-Action Letters”).

(2) The Company has not entered into any arrangement or understanding with any person to distribute any of the Exchange Notes to be issued pursuant to the Exchange Offer in exchange for Restricted Notes, and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring Exchange Notes in the ordinary course of its business, is not participating in, and has no arrangement or understanding with any person to participate in, the distribution of any Exchange Notes to be received in the Exchange Offer, is not an “affiliate” of the Company within the meaning of Rule 405 under the 1933 Act, and did not purchase any Restricted Notes to be exchanged for Exchange Notes directly from the Company to resell pursuant to Rule 144A under the 1933 Act or another exemption under the 1933 Act. In addition, to the best of the Company’s information and belief, each person participating in the Exchange Offer who is not a broker-dealer is not engaged in and does not intend to engage in a distribution of any Exchange Notes. In this regard, the Company will make each person participating in the Exchange Offer aware that if such person is participating in the Exchange Offer with the intention of participating in any manner in a distribution of any Exchange Notes, such person (i) could not rely on the Staff position set forth in the No-Action Letters or interpretative letters to similar effect and (ii) must be identified as an underwriter in the prospectus and must comply with the registration and prospectus delivery requirements of the 1933 Act in connection with any secondary resale transaction, unless an exemption from registration is otherwise available. The Company acknowledges that such a secondary resale for the purpose of distributing Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

(3) Neither the Company nor any of its affiliates have entered into any arrangement or understanding with any broker-dealer to distribute the Exchange Notes.

(4) The Company will include in the letter of transmittal to be executed by an exchange offeree in order to participate in the Exchange Offer a provision to the effect that if the exchange offeree is a broker-dealer holding Restricted Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer will acknowledge that it will deliver a prospectus meeting the requirements of the 1933 Act in connection with any resale of Exchange Notes received in respect of such Restricted Notes pursuant to the Exchange Offer.

Sincerely,

Blackstone Secured Lending Fund

By:	/s/ Marisa Beeney
Marisa Beeney Chief Compliance Officer, Chief Legal Officer and Secretary